A&M INVESTMENT ASSOCIATES #3, LLC

    SECURED NON-RECOURSE PROMISSORY NOTE DUE JANUARY 31, 2004


$5,005,000                                       January 31, 1997
                                               New York, New York


          A&M INVESTMENT ASSOCIATES #3, LLC ("PAYOR"), for value received, hereby promises to pay to WEI ACQUISITION CO., a Delaware corporation ("PAYEE"), the principal sum of $5,005,000 on January 31, 2004 (the seventh anniversary of the date of this Note), with no mandatory interim principal or interest payments.

          Interest on the unpaid principal amount hereof will accrue from the date hereof through the fourth anniversary of the date hereof (the "Fourth Anniversary"), at the rate of seven percent (7%) per annum, and from the Fourth Anniversary through maturity, at the rate of eleven percent (11%) per annum; provided that in no event will the amount of interest due under this Note exceed the maximum amount permitted by law. Interest due under this Note shall be computed on the basis of a 360-day year, based on the actual number of days elapsed. Interest due under this Note shall compound annually and shall be due and payable at the principal office of Payee only on the maturity of this Note.

          Payor shall have the right at any time or from time to time to prepay any of the principal amount and/or interest due hereunder without penalty or premium.

          This Note is the "Non-Recourse Promissory Note" referred to in that certain Management Services Agreement, dated as of January 31, 1997, by and among Payor, Antonio C. Alvarez II, Cerberus Partners, L.P. and Payee (the "MANAGEMENT SERVICES AGREEMENT"). This Note shall be prepaid and the amounts due hereunder shall be set-off to the extent and in the manner set forth in Sections 7 and 8 of the Management Services Agreement.

          This Note is the "Non-Recourse Promissory Note" referred to in that certain Stock Pledge Agreement, dated as of January 31, 1997, between Payor and Payee (the "Pledge Agreement"). This Note is a non-recourse note secured by, and is entitled to the benefit of, the Pledge Agreement, the terms and provisions of which are hereby incorporated herein as if set forth herein in full. This Note shall become immediately due and payable in its entirety, including all accrued interest, upon the occurrence of an Event of Default under the Pledge Agreement, but Payee's sole remedy shall be against the shares of stock pledged to Payee under the Pledge Agreement.

          Payor hereby waives presentment, demand, protest, notice of protest and notice of dishonor.

          To the full extent permitted by law, the obligations of Payor under this Note shall not be subject to any counterclaim, set-off, deduction, diminution, abatement, recoupment, suspension, deferment, reduction or defense (other than the full and strict compliance by Payor with those obligations) based on any claim that Payor may have against Payee or any other person.

          No provision of this Note may be waived, modified or discharged orally, but only by an agreement in writing signed by the party against whom enforcement is sought.

          This Note shall be governed by and construed in accordance with the internal laws of the State of New York without regard to conflict of law principles.


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          IN WITNESS WHEREOF, Payor has caused this Note to be
duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.


                              A&M INVESTMENT ASSOCIATES #3, LLC

                                 /s/ Antonio C. Alvarez
                              By __________________________
                                 Name: Antonio C. Alvarez II
                                 Title: Manager

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